

Mail Stop 3720

May 9, 2008

Via U.S. Mail
Mr. Anders Ericsson
Chief Executive Officer
MobiClear, Inc.
140 Broadway, 46th Floor
New York, NY 10005

> **Re:** **MobiClear, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed April 15, 2008**
> **File No. 0-10822**

Dear Mr. Ericsson:

　　We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Item 8A (T). Controls and Procedures, page 20

1.   Please disclose the conclusions of your principal executive and principal financial
        officers, or persons performing similar functions, regarding the effectiveness of
        your disclosure controls and procedures as of the end of the period covered by the
        report, based on the evaluation of these controls and procedures. Refer to Item
        307 of Regulation S-B.

Exhibits 31.1 and 31.2

2.   Please refer to 4. Revise the first paragraph to also reference the "internal control
        over financial reporting (as defined in the Exchange Act Rules 13a-15(f) and 15d-
        15(f))." As a separate item, disclose that you have "Designed such internal
        control over financial reporting, or caused such internal control over financial
        reporting to be designed under our supervision, to provide reasonable assurance
        regarding the reliability of financial reporting and the preparation of financial
        statements for external purposes in accordance with generally accepted
        accounting principles." Refer to Item 601(b)(31) of Regulation S-B.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please submit your cover letter over EDGAR. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the
    filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director